May 26, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             USA Compression Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2015

Response dated May 5, 2016

Form 8-K

Filed May 5, 2016

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Filed May 5, 2016

File No. 001-35779

Ladies and Gentlemen:

USA Compression Partners, LP (the “Partnership,” “we,” “us” or “our”) acknowledges receipt of the letter dated May 18, 2016 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (i) the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-35779, filed with the Commission on February 11, 2016, (ii) the Partnership’s Current Report on Form 8-K, File No. 001-35779, filed with the Commission on May 5, 2016 and (iii) the Partnership’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2016, File No. 001-35779, filed with the Commission on May 5, 2016 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide the Staff with our responses.  We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses.  We expect to provide our responses to the Comment Letter no later than June 16, 2016.

Should you have any questions with respect to the foregoing response, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

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Very truly yours,

USA COMPRESSION PARTNERS, LP

BY: USA Compression GP, LLC

By:	/s/ Matthew C. Liuzzi
Name:	Matthew C. Liuzzi
Title:	Vice President, Chief Financial Officer and Treasurer

cc:                                Melissa Blume, Securities and Exchange Commission

J. Gregory Holloway, USA Compression Partners, LP

Christopher W. Porter, USA Compression Partners, LP

E. Ramey Layne, Vinson & Elkins L.L.P.

Milam F. Newby, Vinson & Elkins L.L.P.